Form 51-102F3
Material Change Report

Item 1             Name and Address of Company

Canplats Resources Corporation
#1180 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2             Date of Material Change

September 20, 2007

Item 3             News Release

The news release dated September 20, 2007 was disseminated through Markewire.

Item 4             Summary of Material Change

Canplats Resources Corporation reported that diamond drilling at its wholly-owned Rodeo gold property in Durango, Mexico, was successful in intersecting anomalous gold values over significant intervals.

Item 5             Full Description of Material Change

5.1  Full Description of Material Change

See attached news release dated September 20, 2007.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8             Executive Officer

Joseph J. Ovsenek, Assistant Corporate Secretary
604.689.3846

Item 9             Date of Report

Dated at Vancouver, BC, this 20th day of September, 2007.

September 20, 2007	TSX Venture Symbol: CPQ

CANPLATS UPDATES PROPERTY ACTIVITIES

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) reports that diamond drilling at its wholly-owned Rodeo gold property in Durango, Mexico, was successful in intersecting anomalous gold values over significant intervals.  Hole BRD-002 intersected 0.23 grams of gold and 8.68 grams of silver per tonne over 103.1 meters while BRD-004 intersected 0.24 grams of gold and 1.32 grams of silver per tonne over 36.3 meters*.  Drilling did not intersect significant gold values beneath the high-grade, near-surface vein system that was tested in earlier programs.  The company has no immediate plans for further work on the property.

At the Maijoma and El Alamo properties in the state of Chihuahua, field programs have been completed.  This work included mapping, sampling and induced polarization surveys and was successful in defining three new drill targets with coincident geochemical and geophysical anomalies.

Meanwhile, consulting geologists Perry Durning and Bud Hillemeyer continue field work on behalf of Canplats to acquire other unexplored prospects in favorable geology in Mexico.  The company is planning drilling programs on prioritized prospects in the coming months.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

* True widths to be determined. All assays were submitted for preparation by ALS Chemex at its facilities in Chihuahua, Mexico and analysis in Vancouver, B.C.  Trace element analysis was completed using three acid digestion with ICP finish.  Gold analysis was completed using fire assay with an atomic absorption finish.  Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.
To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.